EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$761	$231	$23	$(28)	$(168)
Add (deduct):
Fixed charges	247	337	428	421	442
Capitalized interest	(7)	(6)	(6)	(4)	(3)
Amortization of capitalized interest	10	6	7	7	7
Distributions from equity investments	—	—	3	—	2
Distributions on preferred units	—	—	—	—	(4)
Issuance costs of redeemed preferred units	—	—	—	—	(4)
Equity in earnings related to equity method investees	(26)	17	(2)	(4)	1
Adjusted earnings	$985	$585	$453	$392	$273
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$214	$304	$373	$371	$382
Capitalized interest	7	6	6	4	3
Distributions on preferred units	—	—	—	—	4
Issuance costs of redeemed preferred units	—	—	—	—	4
Portion of rents representative of the interest factor	26	27	49	46	49
Total fixed charges and preferred unit distributions	$247	$337	$428	$421	$442
Ratio of earnings to fixed charges and preferred unit distributions	4.0	1.7	1.1
Deficiency of earnings to fixed charges and preferred unit distributions	—	—	—	$(29)	$(169)